                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to
                               -------------      ------------

Commission File Number 33-57687


                       ATMOS ENERGY CORPORATION RETIREMENT
                             SAVINGS PLAN AND TRUST
                   (FORMERLY ATMOS ENERGY CORPORATION EMPLOYEE
                         STOCK OWNERSHIP PLAN AND TRUST)
                 (Full title of the plan and the address of the
             plan, if different from that of the issuer named below)


                            ATMOS ENERGY CORPORATION
                        Three Lincoln Centre, Suite 1800
                                5430 LBJ Freeway
                               Dallas, Texas 75240
                     (Name of issuer of the securities held
                          pursuant to the plan and the
                   address of its principal executive office)

                       ATMOS ENERGY CORPORATION RETIREMENT
                             SAVINGS PLAN AND TRUST
                   (FORMERLY ATMOS ENERGY CORPORATION EMPLOYEE
                         STOCK OWNERSHIP PLAN AND TRUST)



                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                        AS OF DECEMBER 31, 2002 AND 2001
                    AND FOR THE YEAR ENDED DECEMBER 31, 2002

                                    CONTENTS

                                                                                                  Page
                                                                                                 Number
                                                                                            -----------------
Report of Independent Auditors

Audited Financial Statements:

    Statements of Net Assets Available for Benefits                                                2

    Statement of Changes in Net Assets Available for Benefits                                      3

    Notes to Financial Statements                                                                  4


Supplemental Schedules:

    Schedule H; Line 4i - Schedule of Assets (Held At End of Year)                                 13

    Schedule H; Line 4j - Schedule of Reportable Transactions                                      14


Signatures                                                                                         15

Exhibits Index                                                                                     16

                         Report of Independent Auditors


The Retirement Savings Plan Trust Committee
  Atmos Energy Corporation Retirement Savings Plan and Trust (formerly Atmos Energy Corporation Employee Stock Ownership Plan and Trust)


We have audited the accompanying statements of net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust (formerly Atmos Energy Corporation Employee Stock Ownership Plan and Trust) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                          /s/ ERNST & YOUNG LLP

Dallas, Texas
June 11, 2003

                       ATMOS ENERGY CORPORATION RETIREMENT
                             SAVINGS PLAN AND TRUST
                   (FORMERLY ATMOS ENERGY CORPORATION EMPLOYEE
                         STOCK OWNERSHIP PLAN AND TRUST)

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                   December 31
                                                           -----------     -----------
                                                              2002            2001
                                                           -----------     -----------
ASSETS
------

Investments:
    Common stock of Atmos Energy Corporation               $57,217,105     $48,502,656
    Registered Investment Companies:
        T. Rowe Price Prime Reserve Fund                            --         793,245
        T. Rowe Price Balanced Fund                          2,672,712       2,741,118
        T. Rowe Price Spectrum Income Fund                   1,914,601       1,645,032
        T. Rowe Price Spectrum Growth Fund                   4,834,376       5,638,158
        T. Rowe Price International Stock Fund                 774,407         774,112
        T. Rowe Price Short-Term Bond Fund                   1,681,927       1,603,654
        T. Rowe Price U.S. Bond Index Fund                     243,194              --
        T. Rowe Price New Horizons Fund                        399,989         241,606
        T. Rowe Price New America Growth Fund                4,584,854       6,096,225
        T. Rowe Price Equity Income Fund                     8,509,649       9,445,301
        T. Rowe Price Equity Index 500 Fund                    665,411         347,323
        Stein Roe Growth Stock Fund                            130,742         114,064
    Common/Collective Trust:
        T. Rowe Price Stable Value Fund                      8,400,762       6,710,572
    Common stock of Entergy Corporation                         75,037          74,419
    Common stock of Citizens Communications
        Company, Class B                                     1,726,917       2,219,732
    Participant loans                                        4,222,143       3,580,518
                                                           -----------     -----------
Total investments                                           98,053,826      90,527,735

Receivables:
    Due from broker                                             14,253              --
    Participant contributions                                  210,780         153,099
    Company contributions                                      113,253          83,328
                                                           -----------     -----------
Total receivables                                              338,286         236,427
                                                           -----------     -----------

Net assets available for benefits                          $98,392,112     $90,764,162
                                                           ===========     ===========


See accompanying notes

                       ATMOS ENERGY CORPORATION RETIREMENT
                             SAVINGS PLAN AND TRUST
                   (FORMERLY ATMOS ENERGY CORPORATION EMPLOYEE
                         STOCK OWNERSHIP PLAN AND TRUST)

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                          Year ended December 31, 2002


ADDITIONS
Investment income (loss):
    Net depreciation in fair value of investments                     $   (506,615)
    Dividends on common stock                                            2,765,092
    Interest and dividend income on registered investment
      companies                                                          1,058,303
    Interest on participant loans                                          310,697
                                                                      ------------
                                                                         3,627,477

Contributions:
    Participants                                                         6,714,396
    Company                                                              3,694,592
    Rollovers                                                               19,161
                                                                      ------------
                                                                        10,428,149
                                                                      ------------

    Total additions                                                     14,055,626

DEDUCTIONS
Distributions to participants                                            6,411,270
Administrative expenses                                                     16,406
                                                                      ------------
    Total deductions                                                     6,427,676
                                                                      ------------

Net increase                                                             7,627,950

Net assets available for benefits, at beginning of year                 90,764,162
                                                                      ------------

Net assets available for benefits, at end of year                     $ 98,392,112
                                                                      ============


See accompanying notes

                       ATMOS ENERGY CORPORATION RETIREMENT
                             SAVINGS PLAN AND TRUST
                   (FORMERLY ATMOS ENERGY CORPORATION EMPLOYEE
                         STOCK OWNERSHIP PLAN AND TRUST)


                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2002


1.       DESCRIPTION OF THE PLAN

The following brief description of the Atmos Energy Corporation Retirement Savings Plan and Trust (formerly Atmos Energy Corporation Employee Stock Ownership Plan and Trust) (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the Company or Atmos). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos (the Board). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

ELIGIBILITY

Substantially all employees of the Company (except employees covered by other agreements, leased employees and any employees covered by a collective bargaining agreement in which Plan participation has not been negotiated through good faith bargaining) (Participants) are eligible to participate in the Plan as of the first payroll period coincident with or immediately following the date of hire.

CONTRIBUTIONS

Contributions to the Plan include contributions withheld by the Company on behalf of each Participant in an amount specified by the Participant pursuant to a salary reduction agreement, as well as matching Company contributions and any discretionary Company contributions.

Participants are eligible to receive matching Company contributions after completing at least one year of service, effective on the earlier of January 1, April 1, July 1 or October 1 after which one year of service has been completed.

Participants may elect a salary reduction (not to exceed $11,000 in 2002 or $12,000 for those participants age 50 or older), ranging from a minimum of 1% up to a maximum of 65% of eligible compensation, as defined by the Plan, not to exceed the maximum allowed by the Internal Revenue Service (IRS).

The Company shall contribute a matching Company contribution in an amount equal to 100% of each Participant's salary reduction contribution, up to a maximum of 4% of such Participant's eligible compensation for the Plan year. The Company's matching contribution meets the current IRS "Safe Harbor" definition. The Company may revoke or amend any Participant's salary reduction agreement if necessary to ensure that (1) each Participant's additions for any year will not exceed applicable IRS Code (the Code) limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes.

The Plan also provides that a discretionary contribution may be made at the option of the Board and in an amount determined annually by the Board. No discretionary contribution was made to the Plan in 2002.

All contributions to a Participant's account are immediately and fully vested.

INVESTMENT OPTIONS

The Plan allows Participants' salary reduction contributions to be invested among a variety of registered investment companies, one common/collective trust and Atmos common stock.

The Stock Purchase Program Fund, consisting of Atmos common stock, is non-participant and participant directed. All Company matching and discretionary contributions are directed into this fund and may not be transferred to another investment option until the plan year following the year a Participant reaches age 55. In any plan year subsequent to a Participant reaching age 55, a Participant will have the opportunity, during the first calendar quarter, to diversify, in a one-time election, his or her Atmos common stock into other available investment options. Prior to March 1, 2002, contributions made to this fund by Participants could be transferred to other investment options during the last two weeks (14 calendar days) of each calendar quarter with the actual transfer taking place on the first business day after the start of the next calendar quarter. Effective March 1, 2002 contributions made to this fund by Participants are allowed to be diversified at any time into one or more of the other investment options offered by the Plan. Effective January 1, 2003, Company matching and discretionary contributions directed into this fund are allowed to be diversified at any time after the contribution is made into one or more of the other investment options offered by the Plan.

In May 2000, the Company completed the acquisition of the Missouri natural gas distribution assets of Associated Natural Gas (ANG) from a subsidiary of Southwestern Energy Corporation. Employees of ANG that joined the Company were allowed to transfer into the Plan his or her assets which were held in the Southwestern Energy Corporation 401(k) Plan (the Southwestern Plan). To accommodate several ANG employees who held Entergy Corporation (Entergy) common stock in the Southwestern Plan, an additional account was established in the Plan to hold the Entergy stock. This account was established as a frozen account where funds can be liquidated but no new stock added.

In July 2001, the Company completed the acquisition of the assets of Louisiana Gas Service Company and LGS Natural Gas Company (LGS) from Citizens Communications Company, formerly Citizens Utilities Company. Substantially all employees of LGS who joined the Company were immediately eligible to participate in the Plan. Employees of LGS that joined the Company were allowed to rollover into the Plan their assets which were held in the Citizens Utilities Company 401(k) Employee Benefit Plan (the Citizens Plan). To accommodate several LGS employees who held Citizens Communications Company (Citizens) Class B common stock in the Citizens Plan, an additional account was established in the Plan to hold the Citizens stock. This account was established as a frozen account where funds can be liquidated but no new stock added.

DISTRIBUTIONS TO PARTICIPANTS

Effective March 1, 2002, dividends received on Atmos common stock will automatically be reinvested in Atmos common stock. However, a Participant may elect to have his or her dividends paid in cash. This election may be made at any time during the period beginning on the first business day on or after the dividend record date and ending at a time specified by the Retirement Savings Plan Committee (formerly Employee Stock Ownership Plan Committee) (the Committee) on the last business day preceding the dividend payout date. Cash dividends received on Atmos common stock, in accordance with the Plan, must be distributed to Participants no later than 90 days after the Plan's year end. Currently, the dividends are distributed quarterly. Once a Participant elects to receive his or her dividends in cash, the election will remain in effect until the election is changed.

A Participant may elect to receive an annual distribution of Company matching or discretionary contributions made to his or her account prior to January 1, 1999 and which were allocated to his or her account at least two years prior to such election. These annual elections are made as of January 1. The annual distribution from the Plan is normally made in February of the following year. Company matching or discretionary contributions made after January 1, 1999 meet the current IRS "Safe Harbor" definition and are not eligible for in-service withdrawal.

In the event of retirement, death, termination due to disability or termination of employment for another reason, a Participant is entitled to withdraw the entire amount from each of his or her accounts. Withdrawals from a Participant's salary reduction account, as well as the Company matching and discretionary accounts, are also allowed upon proof of financial hardship meeting IRS "Safe Harbor" definitions or, if elected, subsequent to the Participant attaining age 59 1/2. Withdrawals from the Stock Purchase Program Fund may be in the form of Atmos common stock or cash, as determined by the Committee. However, a Participant has the right to have withdrawals made in the form of Atmos common stock upon written notice by the Participant.

LOANS TO PARTICIPANTS

A Participant may borrow up to the lesser of $50,000 or 50% of his or her account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods of up to 5 years for general purpose loans or 15 years for primary residence loans. The interest rate is the U.S. prime rate plus 2% and is fixed over the life of the loan. A Participant may have a maximum of two loans outstanding at any one time.

If a Participant has an outstanding loan in force and terminates his or her employment, the Participant may elect to continue to pay the loan according to the payment schedule that was set up at the time the loan was initiated. If this option is elected, the Participant must also leave his or her account balance in the Plan. A second option is that the Participant may elect to have the outstanding loan balance treated as a distribution from the Plan. A third option is that the Participant may repay the loan in full prior to his or her termination of employment.

PLAN TERMINATION

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan shall terminate and the trust shall be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts shall be distributed to the Participants.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Shares of registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year end. Investments in common stock are valued at quoted market prices. The fair value of investments in the common/collective trust are determined periodically by T. Rowe Price Associates, Inc. based upon the current fair value of the underlying assets of the fund. The fair value of participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average historical cost method. Capital gains and losses are included in interest and dividend income.

3.       ADMINISTRATION OF THE PLAN AND PLAN ASSETS

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the pleasure of the Board without compensation. Certain administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.

In accordance with the Plan, the Company has appointed the Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the Participants, or at its discretion if there are no such directions. The Plan's assets are held by T. Rowe Price Associates, Inc., the Custodian and Recordkeeper of the Plan.

All expenses of the Plan are paid by the Company except for processing fees related to loan withdrawals.

4.       NON-PARTICIPANT DIRECTED INVESTMENTS

Atmos common stock held in the Stock Purchase Program Fund prior to January 1, 2003 was non-participant and participant directed. The investment activity for the year ended December 31, 2002 related to Atmos common stock cannot be segregated between non-participant and participant directed. The following presents the information about the net assets and the components of the changes in net assets relating to the Atmos common stock, of which a portion is non-participant directed:

                                                     December 31
                                             ---------------------------
                                                2002            2001
                                             -----------     -----------
Investments:
    Atmos Energy Corporation Common
      Stock                                  $57,217,105     $48,502,656
                                             ===========     ===========


                                                              Year ended
                                                             December 31,
                                                                 2002
                                                            ---------------
Changes in net assets:
    Contributions                                           $     6,562,038
    Dividends                                                     2,765,092
    Interest on participant loans                                   158,840
    Loan repayments                                                 764,221
    Net appreciation in fair value of investments                 4,916,362
    Distributions to participants                                (5,389,605)
    Interfund transfers out                                      (1,062,499)
                                                            ---------------
                                                            $     8,714,449
                                                            ===============

5.       INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified in the statements of net assets available for benefits.

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

During 2002, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices for common stock and published market prices for registered investment companies as follows:

Atmos Energy Corporation Common Stock                  $ 4,916,362
Registered Investment Companies:
    T. Rowe Price Balanced Fund                           (325,669)
    T. Rowe Price Spectrum Income Fund                      30,141
    T. Rowe Price Spectrum Growth Fund                  (1,213,166)
    T. Rowe Price International Stock Fund                (164,683)
    T. Rowe Price Short-Term Bond Fund                      11,510
    T. Rowe Price U.S. Bond Index Fund                       5,684
    T. Rowe Price New Horizons Fund                       (106,820)
    T. Rowe Price New America Growth Fund               (1,778,751)
    T. Rowe Price Equity Income Fund                    (1,655,076)
    T. Rowe Price Equity Index 500 Fund                   (143,444)
    Stein Roe Growth Stock Fund                            (43,590)
Entergy Corporation Common Stock                            10,978
Citizens Communications Company Common Stock               (50,091)
                                                       -----------
                                                       $  (506,615)
                                                       ===========

6.       DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           December 31
                                                  ------------------------------
                                                      2002              2001
                                                  ------------      ------------
Net assets available for benefits per the
    financial statements                          $ 98,392,112      $ 90,764,162
Amounts allocated to withdrawing participants         (568,170)         (557,745)
                                                  ------------      ------------
Net assets available for benefits per the
    Form 5500                                     $ 97,823,942      $ 90,206,417
                                                  ============      ============

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                             Year ended
                                                            December 31,
                                                                2002
                                                           ---------------
Distributions to participants per financial statements     $     6,411,270

Add: Amounts allocated to withdrawing participants
    at December 31, 2002                                           568,170
Less: Amounts allocated to withdrawing participants
    at December 31, 2001                                          (557,745)
                                                           ---------------
Distributions to participants per the Form 5500            $     6,421,695
                                                           ===============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions to participants that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.       INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated November 1, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

8.       SUBSEQUENT EVENT

In December 2002, the Company completed the acquisition of Mississippi Valley Gas Company (MVG). At the time of acquisition, MVG had two defined contribution plans covering substantially all full-time employees. The first plan was the Mississippi Valley Gas Company Savings Plan (the MVG Plan) and the second plan was the Mississippi Valley Gas Company Savings Plan for Gas Employees Independent Union (the MVG Union Plan). Effective December 21, 2002, all participants (approximately 300) in the MVG Plan were eligible to participate in the Plan. On May 1, 2003, the assets of the MVG Plan were transferred into the Plan. Negotiations have not been completed regarding the union employees' participation in the Plan.

                       ATMOS ENERGY CORPORATION RETIREMENT
                             SAVINGS PLAN AND TRUST
                   (FORMERLY ATMOS ENERGY CORPORATION EMPLOYEE
                         STOCK OWNERSHIP PLAN AND TRUST)

                               SCHEDULE H; LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                 EIN: 75-1984576
                                PLAN NUMBER: 002

                                December 31, 2002

                                          (c) Description of investment
              (b) Identity of issue,          including maturity date
                 borrower, lessor          rate of interest, collateral,                       (e) Current
  (a)            or similar party              par or maturity value           (d) Cost           value
--------- ------------------------------- -------------------------------- -----------------  --------------
   *      Atmos Energy Corporation        Common stock; 2,453,564
                                              shares                       $     48,095,684   $   57,217,105
   *      T. Rowe Price Associates,
              Inc.                        Stable Value Fund                              **        8,400,762
   *      T. Rowe Price Associates,
              Inc.                        Balanced Fund                                  **        2,672,712
   *      T. Rowe Price Associates,
              Inc.                        Spectrum Income Fund                           **        1,914,601
   *      T. Rowe Price Associates,
              Inc.                        Spectrum Growth Fund                           **        4,834,376
   *      T. Rowe Price Associates,
              Inc.                        International Stock Fund                       **          774,407
   *      T. Rowe Price Associates,
              Inc.                        Short-Term Bond Fund                           **        1,681,927
   *      T. Rowe Price Associates,
              Inc.                        U.S. Bond Index Fund                           **          243,194
   *      T. Rowe Price Associates,
              Inc.                        New Horizons Fund                              **          399,989
   *      T. Rowe Price Associates,
              Inc.                        New America Growth Fund                        **        4,584,854
   *      T. Rowe Price Associates,
              Inc.                        Equity Income Fund                             **        8,509,649
   *      T. Rowe Price Associates,
              Inc.                        Equity Index 500 Fund                          **          665,411
   *      Stein Roe Farnham &
              Company                     Stein Roe Growth Stock Fund                    **          130,742
          Entergy Corporation             Common stock; 1,646
                                              shares                                     **           75,037
          Citizens Communications         Common stock, 163,689
                                              shares                                     **        1,726,917
   *      Participant Loans               Interest rates from 6.75%
                                              to 11.00%                                   -        4,222,143
                                                                           ----------------   --------------
                                                                                         **   $   98,053,826
                                                                           ================   ==============

*         Indicates party-in-interest to the Plan

**        Cost information is not required for participant-directed investments

                       ATMOS ENERGY CORPORATION RETIREMENT
                             SAVINGS PLAN AND TRUST
                   (FORMERLY ATMOS ENERGY CORPORATION EMPLOYEE
                         STOCK OWNERSHIP PLAN AND TRUST)

                               SCHEDULE H; LINE 4j
                       SCHEDULE OF REPORTABLE TRANSACTIONS

                                 EIN: 75-1984576
                                PLAN NUMBER: 002

                          Year ended December 31, 2002

                                                                                      (h)
       (a)                                                                        Current value        (i)
   Identity of            (b)               (c)            (d)           (g)       of asset on         Net
      party           Description         Purchase       Selling       Cost of     transaction       gain or
     involved         of security          price          price         asset         date            (loss)
-------------------  --------------     ----------     ----------     ----------  -------------     ----------
Category (iii) - Series of transactions in excess of 5 percent of plan assets

Atmos Energy                 Common     $8,706,632             --     $8,706,632     $8,706,632             --
 Corporation                  Stock

Atmos Energy                 Common             --     $4,908,544     $4,360,375     $4,908,544     $  548,169
 Corporation                  Stock



Columns (e) and (f) not applicable

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2002

Schedule H; Line 4j information is presented for non-participant directed investments only

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Trust Committee, the Trustee, of the Atmos Energy Corporation Retirement Savings Plan and Trust (formerly Atmos Energy Corporation Employee Stock Ownership Plan and Trust), as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                    ATMOS ENERGY CORPORATION RETIREMENT SAVINGS
                                    PLAN AND TRUST (FORMERLY ATMOS ENERGY
                                    CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
                                    AND TRUST)




                                    By:    /s/ LAURIE M. SHERWOOD
                                          -------------------------------------
June 30, 2003                              Laurie M. Sherwood
                                           Chairperson of the Committee

                                 EXHIBITS INDEX

                                                                                     Page number or
      Exhibit                                                                       incorporation by
       number                              Description                                reference to
--------------------- ------------------------------------------------------ ------------------------------------

         4            Instruments defining rights of security holders:

                      (a)  Atmos Energy Corporation Employee                 Exhibit (4)(f) of Form 11-K
                           Stock Ownership Plan and Trust                    for the year ended December 31, 1998
                           (Effective January 1, 1999)                       (File No. 33-57687)

                      (b)  Amendment No. One to the Atmos                    Exhibit (4)(b) of Form 11-K
                           Energy Corporation Employee Stock                 for the year ended December 31, 2000
                           Ownership Plan and Trust                          (File No. 33-57687)
                           (Effective January 1, 1999), effective
                           as of January 1, 1999

                      (c)  Amendment No. Two to the Atmos                    Exhibit (4)(c) of Form 11-K
                           Energy Corporation Employee Stock                 for the year ended December 31, 2000
                           Ownership Plan and Trust                          (File No. 33-57687)
                           (Effective January 1, 1999), effective
                           as of June 1, 2000

                      (d)  Amendment No. Three to the Atmos
                           Energy Corporation Employee Stock
                           Ownership Plan and Trust
                           (Effective January 1, 1999), effective
                           as of January 1, 2001

                      (e)  Amendment No. Four to the Atmos                   Exhibit (4)(d) of Form 11-K
                           Energy Corporation Employee Stock                 for the year ended December 31, 2001
                           Ownership Plan and Trust                          (File No. 33-57687)
                           (Effective January 1, 1999), effective
                           as of July 1, 2001

                      (f)  Amendment No. Five to the Atmos                   Exhibit (4)(e) of Form 11-K
                           Energy Corporation Employee Stock                 for the year ended December 31, 2001
                           Ownership Plan and Trust                          (File No. 33-57687)
                           (Effective January 1, 2002), effective
                           as of December 31, 2001

                                                                                      Page number or
      Exhibit                                                                        incorporation by
      number                               Description                                 reference to
--------------------- ------------------------------------------------------ ------------------------------------
                      (g)  Amendment No. Six to the Atmos                    Exhibit (4)(f) of Form 11-K
                           Energy Corporation Employee Stock                 for the year ended December 31, 2001
                           Ownership Plan and Trust                          (File No. 33-57687)
                           (Effective January 1, 1999), effective
                           as of March 1, 2002

                      (h)  Amendment No. Seven to the Atmos
                           Energy Corporation Retirement
                           Savings Plan and Trust (Effective
                           January 1, 1999), effective as of
                           July 1, 2001

                      (i)  Amendment No. Eight to the Atmos
                           Energy Corporation Retirement
                           Savings Plan and Trust (Effective
                           January 1, 1999), effective as of
                           November 1, 2002

                      (j)  Amendment No. Nine to the Atmos
                           Energy Corporation Retirement
                           Savings Plan and Trust (Effective
                           January 1, 1999), effective as of
                           December 3, 2002

         23           Consent of Independent Auditors

        99.1          Certification Pursuant to 18 U.S.C. Section 1350 as
                      Adopted Pursuant to Section 906 of the
                      Sarbanes-Oxley Act of 2002*

----------

*      This certification pursuant to 18 U.S.C. Section 1350, furnished as
       Exhibit 99.1, to this Annual Report on Form 11-K, will not be deemed to be filed with the Commission or incorporated by reference into any filing by the Plan under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Plan specifically incorporates such certifications by reference.